Exhibit 8.2

April 26, 2007

Boards of Directors

Louisiana Bancorp, Inc.

Bank of New Orleans

1600 Veterans Memorial Boulevard

Metairie, Louisiana 70005

Gentlemen:

You have requested our opinion regarding certain Louisiana state income tax consequences of the proposed conversion (the “Conversion”) of Bank of New Orleans from a federally chartered mutual savings bank to a federally chartered stock savings bank (the “Bank"), in its mutual or stock form, as the sense of the context requires) pursuant to a Plan of Conversion of the Bank adopted as of February 5, 2007 (the “Plan of Conversion”). In the Conversion, all of the Bank’s to-be-issued capital stock will be acquired by Louisiana Bancorp, Inc. (the “Company”), a newly-organized Louisiana corporation.

We have not reviewed all of the legal documents necessary to effectuate the conversion or the acquisition of the Bank’s capital stock by the Company. An inherent assumption of this opinion is that all steps required by federal and state law and regulatory authorities will be effectuated consistent with the information submitted to us.

BACKGROUND

We have reviewed the federal income tax opinion (the “Opinion”) prepared by the firm of Elias, Matz, Tiernan & Herrick L.L.P. dated April 23, 2007 which was addressed and furnished to you. We have also reviewed the representations of the management of the Bank dated March 20, 2007 (the “Representations”) and supplied to the aforementioned authors of the Opinion. We have relied on the facts and representations stated in the Opinion and Representations as to the manner in which the proposed transactions will be accomplished and the federal income tax aspects of the transactions as detailed in the Opinion. By this reference, such federal tax opinion and its related references are incorporated herein.

Boards of Directors

April 26, 2007

LOUISIANA LAW AND ANALYSIS

Louisiana income tax statutes are included in Title 47, Sub-Title II, Chapter 1, of the Louisiana Revised Statutes of 1950. Corporation income tax laws are contained within Part II A therein. Individual income tax statutes are contained within Part III therein.

Pursuant to Louisiana Revised Statutes (La. R. S.) 47:287.501(B)(1), banking corporations (among others) who pay a tax for their shareholders or whose shareholders pay a tax on their shares of stock, are exempted from imposition of any and all Louisiana income taxes.

Louisiana corporate gross income and allowable deductions are defined as federal gross income and deductions, subject to certain modifications. La. R. S. 287.61-.63. Modifications to federal taxable income are contained in La. R. S. 287.69-.86. Absent any specific modifications contained within these sections, Louisiana corporate taxable income is equivalent to federal taxable income. Since gains and losses realized by parties to a reorganization, as defined by federal statutes, are not specifically identified as modifications to federal gross income or deductions, the State of Louisiana has effectively incorporated the corporate reorganization provisions of the Internal Revenue Code of 1986, as amended (the “Code”) with respect to parties to a reorganization. Since gains and losses realized by corporate shareholders in a reorganization are not specifically identified as modifications to federal gross income or deductions, nor are there any modifications with respect to the determination of basis or the holding period of stock received in a reorganization, the State of Louisiana has effectively incorporated the corporate reorganization provisions of the Code with respect to corporate depositors and shareholders.

La. R. S. 47:290 provides that such part (Part III) is intended to conform the Louisiana individual income tax law with the Code, except as otherwise expressly provided. La. R. S. 47:293(1) defines Louisiana adjusted gross income as adjusted gross income as reported for federal purposes. La. R. S. 47:293(6) defines Louisiana taxable income as Louisiana adjusted gross income with specific modifications listed therein. None of the modifications listed therein relate to the Louisiana taxation of realized gains or losses in connection with corporate reorganizations, or the determination of basis or the holding period of stock received in a reorganization. The State of Louisiana has, therefore, effectively adopted the corporate reorganization provisions of the Code to the extent these provisions affect individual depositors and shareholders.

Boards of Directors

April 26, 2007

La. R. S. 47:300.4 states that such part (Part VI) is intended to conform the Louisiana fiduciary income tax law with the Code, except as otherwise expressly provided. La R. S. 47:300.6-.7 define Louisiana taxable income of resident and non resident fiduciaries, respectively, as taxable income determined in accordance with federal law, with specific modifications listed therein. None of the modifications listed therein relate to the Louisiana taxation of realized gains or losses in connection with corporate reorganizations, or the determination of basis or the holding period of stock received in a reorganization. The State of Louisiana has, therefore, effectively adopted the corporate reorganization provisions of the Code to the extent these provisions affect fiduciary depositors and shareholders.

La. R. S. 47:203 states that partnerships shall compute taxable income in the same manner as in the case of individuals, with certain listed modifications. As none of the modifications relate to reorganization provisions of the Code, and based upon the above analysis of individuals, the same conclusions would apply with respect to depositors and shareholders which are partnerships.

La. R. S. 12:1368 states that, for Louisiana income tax purposes, limited liability companies shall be treated and taxed in the same manner as treated and taxed for federal purposes. Therefore, regardless of corporate, partnership or disregarded entity status for federal income tax treatment, based upon the above analysis of each, the same conclusion would apply with respect to depositors and shareholders that are limited liability companies.

We note that the subscription rights discussed below will be granted at no cost to the recipients, will be legally non-transferable and of short duration, and will provide the recipients with the right only to purchase shares of Common Stock at the same price to be paid by members of the general public in any Community Offering, with the aggregate price to be paid for the shares of Common Stock being issued being equal to the value determined by an independent appraiser. We also note that Feldman Financial Advisors, Inc. has issued an opinion dated March 19, 2007 stating that the subscription rights will have no ascertainable market value. In addition, no cash or property will be given to eligible subscribers in lieu of non-transferable subscription rights or to eligible subscribers who fail to exercise such rights. As a result, at the time the subscription rights are granted, we believe that it is more likely than not that the non-transferable subscription rights to purchase Common Stock will have no ascertainable value.

Boards of Directors

April 26, 2007

OPINIONS

In rendering our opinion herein, we have relied upon the Opinion prepared by Elias, Matz, Tiernan & Herrick L.L.P.

Because banking corporations are not subject to Louisiana income taxes, it is our opinion that no income will be recognized for Louisiana income tax purposes by the Bank as a result of the conversion and the transfer of its capital stock to the Company.

Because the Bank’s change in form from a mutual to stock ownership will constitute a reorganization under Section 368(a)(1)(F) of the Code, and neither the Bank nor the Company will recognize any gain or loss as a result of the conversion pursuant to Section 361 of the Code and Revenue Ruling 80-105, it is also our opinion that for Louisiana income tax purposes: (i) no gain or loss will be recognized by the Company upon its receipt of money in exchange for shares of Common Stock issued pursuant to the Plan of Conversion; (ii) no gain or loss will be recognized by the Bank or the Company upon the purchase of the Bank’s capital stock by the Company; (iii) no gain or loss will be recognized by Eligible Account Holders and Supplemental Eligible Account Holders upon the issuance to them of deposit accounts in the Bank in its stock form plus their interests in the liquidation account in exchange for their deposit accounts in the Bank in its mutual form; (iv) the tax basis of the depositors’ deposit accounts in the Bank immediately after the Conversion will be the same as the basis of their deposit accounts immediately prior to the Conversion; (v) the tax basis of each Eligible Account Holders’ and Supplemental Eligible Account Holders’ interest in the liquidation account will be zero; (vi) the tax basis to the stockholders of the Common Stock of the Company purchased in the Conversion will be the amount paid therefor; and (vii) the holding period for shares of Common Stock will begin on the date of the exercise of the subscription right and on the day after the date of purchase if purchased in the Community Offering or Syndicated Community Offering.

It is further our opinion that, for Louisiana income tax purposes, it is more likely than not that the Eligible Account Holders and Supplemental Eligible Account Holders will not recognize gain upon the issuance to them of withdrawable savings accounts in the Bank following the Conversion, interests in the liquidation account and nontransferable subscription rights to purchase Common Stock in exchange for their savings accounts and proprietary interests in the Bank.

Boards of Directors

April 26, 2007

We note, however, that the issue of whether or not the subscription rights have value is dependent upon all of the facts and circumstances that occur. We further note that in PLR 9332029, the IRS was requested to address the federal tax treatment of the receipt and exercise of nontransferable subscription rights in another conversion, and the IRS declined to express any opinion. If the nontransferable subscription rights to purchase Common Stock are subsequently found to have an ascertainable market value greater than zero, income may be recognized by various recipients of the nontransferable subscription rights (in certain cases, whether or not the rights are exercised) and the Company and/or the Bank may be taxed on the distribution of the nontransferable subscription rights under Section 311 of the Code. In this event, the nontransferable subscription rights may be taxed partially or entirely at ordinary income tax rates.

CONCLUSIONS

This opinion sets forth our views based upon the completeness and accuracy of the information made available to us and any assumptions of fact that were included. Our opinion relies upon the relevant provisions of the Internal Revenue Code, the Louisiana Revised Statutes, the regulations thereunder, and judicial and administrative interpretations thereof, which are subject to change or modifications by subsequent legislative, regulatory, administrative or judicial decisions. Any such changes could be retroactive in effect and, therefore, could affect the validity of our opinions

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and the Application for Conversion.

Sincerely,

LaPORTE, SEHRT, ROMIG & HAND

/s/ Barry L. Kyle

Barry L. Kyle, CPA

Director